Exhibit (a)(5)(U)

PRESS RELEASE

ALIMENTATION COUCHE-TARD MAILS LETTER TO SHAREHOLDERS OF CASEY’S

ATD.A, ATD.B / TSX

Laval, Québec — September 7, 2010 — Alimentation Couche-Tard Inc. (“Couche-Tard”) today announced that it has mailed a letter and BLUE proxy card to the shareholders of Casey’s General Stores, Inc. (“Casey’s”) (NASDAQ: CASY) in connection with the 2010 annual meeting of shareholders of Casey’s to be held on September 23, 2010.

Couche-Tard urges the shareholders of Casey’s to vote to elect its eight new, independent nominees to the Casey’s Board by signing, dating and returning the BLUE proxy card in the postage-paid envelope provided with the letter. If the shareholders of Casey’s have already returned or otherwise provided a white proxy card to Casey’s, they may revoke that proxy by voting by telephone or via the Internet (instructions are on the BLUE proxy card enclosed with the letter) or by signing, dating and mailing a later-dated BLUE proxy card in the postage-paid envelope provided with the letter. Only the latest-dated proxy or a vote in person at the annual meeting will be counted.

Following is the text of the letter from Alain Bouchard, President and Chief Executive Officer of Couche-Tard:

September 3, 2010

*** AN IMPORTANT LETTER TO ALL CASEY’S SHAREHOLDERS ***

COUCHE-TARD’S IMPROVED $38.50 PER SHARE OFFER DELIVERS IMMEDIATE CASH VALUE FOR YOUR INVESTMENT IN CASEY’S

VOTE THE ENCLOSED BLUE PROXY CARD TODAY

Dear Casey’s General Stores Shareholder:

On September 1, 2010, Alimentation Couche-Tard (“Couche-Tard”) announced an improved offer to acquire all of the outstanding shares of common stock of Casey’s General Stores, Inc. (“Casey’s”) for $38.50 per share in cash. We also announced that Couche-Tard secured financing to consummate the transaction, providing the Casey’s shareholders with increased certainty of closing. We strongly believe that Couche-Tard’s all-cash, fully-financed premium offer is the most attractive strategic alternative available to shareholders of Casey’s, and delivers immediate cash value superior to what Casey’s can deliver continuing as a standalone company.

With the September 23rd Annual Meeting of Shareholders of Casey’s only weeks away, we are writing for your support to elect to your Board eight new, independent and qualified directors, who are committed to fairly considering Couche-Tard’s all-cash premium offer. We urge you to vote TODAY by telephone, by Internet or by signing, dating and returning the enclosed BLUE proxy card in the postage-paid envelope provided.

COUCHE-TARD’S IMPROVED, FULLY-FINANCED $38.50 PER SHARE ALL-CASH OFFER MAXIMIZES VALUE FOR YOUR INVESTMENT IN CASEY’S

In raising our offer to $38.50 per share in cash, we have taken into account the views of the Casey’s shareholders and our goal of completing a transaction that makes compelling strategic sense for both companies. In the recent self-tender offer by Casey’s, the Casey’s shareholders made their views on the value of Casey’s clear. The fact that a majority of the then-outstanding shares of Casey’s were tendered at $38.00 per share demonstrates that our revised offer to acquire 100% of the outstanding shares of Casey’s for $38.50 per share in cash is compelling. Consider the premium of Couche-Tard’s offer:

•	A premium of 32% over the one-year average closing share price of common stock of Casey’s as of April 8, 2010; and

•	A premium of 17% to the all-time and 52-week high trading price of common stock of Casey’s prior to our announcement.

Couche-Tard’s revised offer also implies a last twelve months (as of April 30, 2010) EBITDA 1 multiple of 7.5x and a price of $1.3 million per store, which compares favorably to corresponding metrics of publicly-traded companies and precedent transactions in the convenience store industry.

SECURED FINANCING UNDERSCORES SERIOUSNESS OF OFFER AND COMMITMENT TO MAKING COMBINATION A REALITY

In addition, we announced that Couche-Tard secured up to $1.5 billion in financing, which, together with Couche-Tard’s existing credit facilities and cash on hand, will be used to acquire all of the outstanding shares of common stock of Casey’s. As we have said all along, Couche-Tard is making its offer from a position of financial strength. Our new financing agreement underscores the seriousness of our offer and our deep commitment to making a combination with Casey’s a reality.

[1]	Earnings Before Interest, Taxes, Depreciation and Amortization based on the reported financial results of Casey’s before any adjustments.

YOUR BOARD OF DIRECTORS HAS TAKEN STEPS TO PREVENT CASEY’S SHAREHOLDERS FROM REALIZING FULL AND IMMEDIATE VALUE FOR YOUR INVESTMENT

Despite our repeated efforts since October 2009 to begin a dialogue with Casey’s and its advisors regarding our offer, and against the demands of a number of shareholders of Casey’s, your Board has repeatedly refused to meet with Couche-Tard or even discuss our offer. Even though Casey’s has had since October 2009 to explore alternatives to Couche-Tard’s offer, the fact remains that no other acquiror has provided a higher price for Casey’s, and the Casey’s Board and management have not presented any alternative that provides value greater to the Casey’s shareholders than Couche-Tard’s offer.

Rather, Casey’s undertook a leveraged recapitalization plan that temporarily manipulates the price of the common stock of Casey’s and is a pretext for installing a coercive financing arrangement that includes a costly and unusual “poison put” feature. By agreeing to this poison put, assuming such poison put is legally enforceable, your Board will have effectively transferred approximately $100 million of shareholder value (based on current treasury rates) from the Casey’s shareholders to the Casey’s noteholders in the event any buyer were to acquire Casey’s.

This highly unusual penalty is a coercive, self-serving ploy by the Casey’s Board and management to take away from shareholders – the true owners of Casey’s – the decision regarding the future of Casey’s, while unduly favoring the Casey’s noteholders at your expense. Consider the facts of the recent leveraged recapitalization plan of Casey’s:

•

If enforceable, the “poison put” feature of the notes issued by Casey’s to finance its recapitalization makes it approximately $100 million more expensive to acquire Casey’s (based on current treasury rates), which equates to approximately $2.65 per share (after giving effect to the Casey’s recapitalization).

•	This is an 18% premium to the Casey’s noteholders, which represents approximately 7% of the current equity value of Casey’s (pro forma for the self tender) based on current stock prices.

•

Couche-Tard’s financing is at a lower interest rate than the Casey’s recapitalization plan (even after the cost of converting from a floating to a fixed interest rate) without ANY penalty for a change in control.

•	Typically, debt financing used by companies like Casey’s provide for change of control premiums in the range of 1% to 3% of the outstanding amount of the debt.

•

Casey’s repurchased only approximately 25% of its shares whereas Couche-Tard is offering immediate cash value for 100% of the outstanding shares of common stock of Casey’s at a price higher than what Casey’s paid in the recapitalization.

Couche-Tard believes that the Casey’s leveraged recapitalization plan is a thinly concealed effort by the Casey’s Board and management to entrench themselves. If the Casey’s Board and management truly believed a recapitalization would create value for shareholders, at almost any time in the past, Casey’s could have repurchased a significant amount of its shares with financing on terms far more favorable to Casey’s than the terms that Casey’s accepted in connection with its recent self-tender. Quite conveniently, and only after Couche-Tard made its offer to acquire Casey’s and after all other efforts by Casey’s to create shareholder value superior to Couche-Tard’s offer had failed, did your Board and management claim to see value creation through the repurchase of its common stock. Couche-Tard believes the Casey’s leveraged recapitalization plan is nothing more than a last-ditch effort by your Board and management to engineer a temporary increase in the stock price of Casey’s, discourage any sale of Casey’s, and distract the Casey’s shareholders from Couche-Tard’s premium all-cash offer – the only true value-maximizing alternative for Casey’s.

In contrast to assertions made by Casey’s, Couche-Tard obtained up to $1.5 billion in financing on terms significantly more favorable than the terms of the notes issued by Casey’s to finance its leveraged recapitalization plan, despite Couche-Tard’s higher leverage and the leverage of a combined Couche-Tard and Casey’s on a pro forma basis. Also in contrast to the financing obtained by Casey’s, Couche-Tard’s financing does not provide for a make-whole payment at the expense of shareholders in any event.

THE CASEY’S BOARD AND MANAGEMENT ARE NOT SERVING SHAREHOLDERS’ BEST INTERESTS

Rather than entering into discussions with Couche-Tard with the goal of seeking to maximize value for the Casey’s shareholders, we believe that the Casey’s Board and management are attempting to protect their own jobs through a series of maneuvers designed to prevent a sale of Casey’s. Not only have the Casey’s Board and management continued to refuse to negotiate with Couche-Tard or allow us to conduct any due diligence, they have also taken actions to obstruct our all-cash premium offer. Specifically, in addition to the leveraged recapitalization plan discussed above, your Board and management commenced expensive and meritless litigation against Couche-Tard, adopted a poison pill and put in place lucrative golden parachute arrangements for executives of Casey’s.

Ask yourself: Why has your Board and management, who collectively own less than 1% of stock of Casey’s, made every effort to prevent you from realizing full and immediate value through Couche-Tard’s all-cash premium offer?

We believe that the Casey’s Board and management team do not hold the same vested interest as their shareholders, and are not acting in the best interest of ALL shareholders of Casey’s.

ELECT NEW DIRECTORS WHO ARE COMMITTED TO

MAXIMIZING THE VALUE OF YOUR INVESTMENT IN CASEY’S –

VOTE THE ENCLOSED BLUE PROXY CARD TODAY

Couche-Tard’s independent nominees bring experience, deep insight and responsibility and are committed to maximizing value for all the Casey’s shareholders. We are confident that, if elected to the Casey’s Board, they will exercise independent judgment in considering Couche-Tard’s premium offer. We urge you to vote TODAY by telephone, by Internet or by signing, dating and returning the enclosed BLUE proxy card in the postage-paid envelope provided.

It’s your investment. It’s your company. It’s up to you to decide.

Thank you for your support.

Sincerely,

/s/ Alain Bouchard
Alain Bouchard
President and Chief Executive Officer

Your Vote Is Important, No Matter How Many Shares You Own.

If you have questions about how to vote your shares on the BLUE proxy card,

or need additional assistance, please contact the firm

assisting us in the solicitation of proxies:

INNISFREE M&A INCORPORATED

Shareholders Call Toll-Free: (877) 717-3930

Banks and Brokers Call Collect: (212) 750-5833

IMPORTANT

We urge you NOT to sign any White proxy card sent to you by Casey’s.

About Alimentation Couche-Tard Inc.

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of company-operated stores. Couche-Tard’s network is comprised of 5,869 convenience stores, 4,141 of which include motor fuel dispensing, located in 11 large geographic markets, including eight in the United States covering 42 states and the District of Columbia, and three in Canada covering all ten provinces. More than 53,000 people are employed throughout Couche-Tard’s retail convenience network and service centers. For more information, please visit: http://www.couchetard.com/corporate.

Forward-looking Statements

The statements set forth in this communication, which describes Couche-Tard’s objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements. Positive or negative verbs such as “plan”, “evaluate”, “estimate”,

“believe” and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard’s actual results and the projections or expectations set forth in the forward-looking statements include the possibility that Couche-Tard will not be able to complete the tender offer as expected; Couche-Tard’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Couche-Tard’s ability to promptly and effectively integrate the businesses of Casey’s; expected trends and projections with respect to particular products, services, reportable segment and income and expense line items; the adequacy of Couche-Tard’s liquidity and capital resources and expectations regarding Couche-Tard’s financial condition and liquidity as well as future cash flows and earnings; anticipated capital expenditures; the successful execution of growth strategies and the anticipated growth and expansion of Couche-Tard’s business; Couche-Tard’s intent, beliefs or current expectations, primarily with respect to future operating performance; expectations regarding sales growth, gross margins, capital expenditures and effective tax rates; expectations regarding the outcome of various pending legal proceedings; seasonality and natural disasters; and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this communication is based on information available as of the date of the communication.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. The tender offer (the “Tender Offer”) is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by Couche-Tard and ACT Acquisition Sub, Inc. (“ACT Acquisition Sub”) with the SEC on June 2, 2010. These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the Tender Offer, that should be read carefully before any decision is made with respect to the Tender Offer. Investors and security holders of Casey’s can obtain free copies of these documents and other documents filed with the SEC by Couche-Tard through the web site maintained by the SEC at http://www.sec.gov or by directing a request to the Corporate Secretary of Alimentation Couche-Tard Inc., 4204 Industriel Blvd., Laval, Québec, Canada H7L 0E3. Free copies of any such documents can also be obtained by directing a request to Couche-Tard’s information agent, Innisfree M&A Incorporated, at (877) 717-3930.

Couche-Tard and ACT Acquisition Sub filed a definitive proxy statement on Schedule 14A with the SEC on August 19, 2010 in connection with the solicitation of proxies for the 2010 annual meeting of shareholders of Casey’s. The definitive proxy statement was mailed to the shareholders of Casey’s on or about August 19, 2010. Investors and security holders of Casey’s are urged to read the definitive proxy statement and other documents filed with the SEC carefully in their entirety as they become available because they will contain important information. Investors and security holders of Casey’s can obtain free copies of these documents and other documents filed with the SEC by Couche-Tard through the web site maintained by the SEC at http://www.sec.gov or by directing a request to the Corporate Secretary of Alimentation Couche-Tard Inc., 4204 Industriel Blvd., Laval, Québec, Canada H7L 0E3. Free copies of any such documents can also be obtained by directing a request to Couche-Tard’s information agent, Innisfree M&A Incorporated, at (877) 717-3930. Free copies of the definitive proxy statement and any additional proxy solicitation materials of Couche-Tard and ACT Acquisition Sub can also be obtained through the web site maintained at http://www.ReadOurMaterials.com/Couche-Tard.

Certain Information Regarding Participants

Couche-Tard and ACT Acquisition Sub, its indirect wholly owned subsidiary, and certain of their respective directors and executive officers, and Couche-Tard’s nominees for election to the board of directors of Casey’s at the 2010 annual meeting of shareholders of Casey’s, may be deemed to be participants in the proposed transaction under the rules of the SEC. As of the date of this press release, Couche-Tard is the beneficial owner of 362 shares of common stock of Casey’s (which includes 100 shares of common stock of Casey’s owned by ACT Acquisition Sub). Security holders may obtain information regarding the names, affiliations and interests of Couche-Tard’s directors and executive officers in Couche-Tard’s Annual Report on Form 40-F for the fiscal year ended April 25, 2010, which was filed with the SEC on July 19, 2010, and its proxy circular for the 2010 annual general meeting, which was furnished to the SEC on a Form 6-K on July 19, 2010. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the definitive proxy statement filed with the SEC on August 19, 2010.

# # #

Contacts:

Raymond Paré

Vice-President and Chief Financial Officer

Tel: (450) 662-6632 ext. 4607

investor.relations@couche-tard.com

Innisfree M&A Incorporated

Alan Miller / Jennifer Shotwell / Scott Winter

Tel: (212) 750-5833

Joele Frank, Wilkinson Brimmer Katcher Matthew Sherman / Eric Brielmann / Eric Bonach Tel: (212) 355-4449